INVEST IN **THE TEACHER MARKETPLACE**

On-demand marketplace to connect Teachers/Tutors with Students/Families







LEAD INVESTOR

Jenny Friedman

I've known Nat & Ben for quite some time now. Both of these guys hustle and execute like very few other people I've seen. Each Brogadir has led his respective organization to great success professionally, through sharp acumen and skill set across finance, business development and operations. As devoted fathers, the Brogadir brothers built TTM not only for likeminded parents looking for a quality education for their kids, but also for top educators across the world. They have garnered an impressive amount of traction in under just six months, and I couldn't be more excited to join them on this journey.

theteachermarketplace.com Westport CT

Software | Main Street | Technology | Services | Marketplace

OVERVIEW UPDATES WHAT PEOPLE SAY 12 ASK A QUESTION

Highlights

1. Over 7k registered teachers in under 180 days
2. Huge addressable market
3. Successful long-term biz model accelerated by COVID
4. Proven executive team founded by two Ivy-League twins (also fathers!)

Our Team



Nathaniel G Brogadir Co-Founder

Runs $100mn+ eCom marketplace delivery.com

> As fathers we did not see a viable solution for the current pandemic. While somewhat self fulfilling, we wanted to help both families and educators. Nothing on the market met our needs exactly. We needed to go to multiple websites to achieve our desired outcome.



Benjamin Brogadir Co-Founder

Head of Research for Odeon Capital Group





Sherrie Perkovich Head of Marketing

25 years of progressive marketing, advertising and strategic planning experience

SEE MORE

Site Demo Video





The Teacher MARKETPLACE

Investor Presentation 2021

The on-demand site that connects teachers/tutors with families nationwide



Find A Teacher
Find the best in-person or virtual educator for your child.
In Person
Search
SEARCH TEACHERS
CONNECT AND BOOK
START EDUCATION

theteachermarketplaceexplainervideo (1)
from Nathaniel G Brogadir
SEARCH BY PRICE, SUBJECT, TIME OF DAY & MORE
Contact Teacher
Contact Teacher
Contact Teacher
00:38
vimeo

In 180 Days....

- ✓ Fully functional platform with search algorithm
- ✓ Over 7,000 teachers registered
- ✓ Background check enabled through API partnership
- ✓ On site payment and booking
- ✓ Search and messaging functionality launched
- ✓ Referral program launched for teachers
- ✓ Core team assembled
- ✓ Educators 4 Excellence (E4E) Partnership
- ✓ NDAs with multiple large partnership platforms: babysitting, camps, etc.



Team

Nat Brogadir	Ben Brogadir	Simom Hasan	Sherrie Perkovich
• CBO of $150mn marketplace delivery.com	• Head of Research at Odeon Capital Group	• Upwork Technology Executive	• Head of Marketing, Sojourn Cellars, Perk Consulting
Expertise: Commercial & BD	**Expertise:** Finance & Strategy	**Expertise:** Product and Tech	**Expertise:** Growth & Marketing







Advisors:



Evan Klein, CEO Zaelab



Ryan Iwanski, Fmr Head of Marketing/Growth Uber/Shapeways



The Problem

COVID has accelerated the need for alternative learning. Teachers are nervous and families are scrambling.

- Where can teachers go to feel safe and earn?
- Where can families go to educate their children and ensure they do not fall behind?
- This issue is global, not just in the US



NEW YORK POST
METRO
Cuomo predicts COVID-19 outbreaks in K-12 schools amid reopenings



The real-life struggles of distance learning, according to 5 families
CNN



CBS NEWS
NEWS > CORONAVIRUS > LOCAL CORONAVIRUS NEWS
Poll: 70 percent of Granite teachers feel unsafe about back-to-school plans



The Solution

- ✓ Easy to Access Teacher Marketplace
- ✓ Smart Algorithm with Built-in Payment & Booking Engines
- ✓ Teacher keeps 100% of wage + they do not pay fees
  - ✓ This attracts a pool of experienced and background checked teachers
- ✓ Establish a non-profit connection to give back to the educational community
- ✓ Verified teachers and background checked teachers
- ✓ Vast search capability
  - ✓ Grade
  - ✓ Subject
  - ✓ Location
  - ✓ Time of day
  - ✓ Day of week
  - ✓ Willingness to relocate
- ✓ Referral program for teachers





Filter Teachers
Showing 1 - 7 of 7 teachers found

The Opportunity







Remote
wyzant
Care.com
Outschool
Tutor Chest
The Teacher MARKETPLACE
Concierge
Transactional
SchoolHouse
In Person

Partnerships

urbansitter
Your community's most trusted babysitters.

WELCOME TO
MELISSA RIFKIN
NUTRITION

- ✓ Leveraging sitter sites like UrbanSitter to tap into new family audience
  - Revenue share partnership forming 2021
- ✓ Social influencers/experts like Melissa Rifkin (400k followers) to refer us traffic
  - Referral code launching 2021



The Vision

- ✓ Develop App in 2021
- ✓ Proprietary video conference API channel with recording
- ✓ New Verticals: Speech Therapy, Sports Training, Physical Education, Extracurriculars, Chess, Robotics
- ✓ Cross collaboration with other Family Oriented Services:
  - Babysitting sites
  - Kids camps
  - Children's books
  - Family bloggers and websites
- ✓ Develop our own API and white label solution
- ✓ Continue to develop on-demand learning model with high quality teachers



Revenue Model / Business Model

	2021	2022	2023	2024	2025

# of teachers	5,000	10,000	20,000	30,000	50,000
bookings per month	1	1.5	2	2.5	3
avg. booking AOV	$40	$45	$50	$55	$60
TTM take rate	10%	11%	12%	13%	14%
Revenue	$240,000	$891,000	$2,880,000	$6,435,000	$15,120,000



*The above section shows forward-looking projections that are not guaranteed.

Use of Proceeds

Technology – app and API dev	$100k
Marketing – CAC/LTV	$100k
Staffing – Tech	$50k
TOTAL	**$250k**

